Exhibit 99.1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of December 9, 2020, and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2020.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

        This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2020. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from Province of Nova Scotia, Department of Finance & Treasury Board, Deputy Minister of Finance & Treasury Board, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 7, 2020, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, and was $1.2801. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2020” and “2019-2020” refers to the fiscal year ending March 31, 2020, and unless otherwise indicated, “2019” means the calendar year ended December 31, 2019. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends;

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues; and

•	the impacts of the COVID-19 pandemic on the economy, revenues and expenses of the Province of Nova Scotia.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2015	2016	2017	2018	2019
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$40,701	$41,599	$43,314	$44,877	$46,586
Household Income	39,932	40,223	41,802	43,424	44,682
Capital Expenditures	3,467.2	3,982.1	4,197.1	4,180.8	4,143.6
Annual Increase in Consumer Price Index	0.4%	1.2%	1.1%	2.2%	1.6%
Population by July 1 (in thousands)	936.5	942.8	950.4	958.4	969.7
Unemployment Rate	8.6%	8.3%	8.4%	7.5%	7.2%

Revenues and Expenses – Consolidated Entity	Fiscal Year Ended March 31
	2016	2017	2018	2019	2020
	(in millions)
Revenues	$10,549.8	$10,835.5	$11,590.8	$11,485.5	$11,955.5
Current Expenses	10,950.8	11,078.9	11,749.9	11,751.9	12,341.8

Surplus (Deficit) from Governmental Units	(401.0)	(243.4)	(159.1)	(266.4)	(386.3)
Net Income from Government Business Enterprises	387.8	394.6	385.4	389.2	388.6

Provincial Surplus/(Deficit)	($13.2)	$151.2	$226.3	$122.9	$2.3

Public Sector Funded Debt	As at March 31
	2016	2017	2018	2019	2020
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt	$15,942.1	$15,639.4	$16,104.4	$16,155.3	$15,581.0
Miscellaneous Debt	10.1	10.0	11.7	7.8	7.2
Sub Total	15,952.3	15,649.4	16,116.1	16,163.1	15,588.3

Total Guaranteed Debt	118.3	205.4	162.1	94.1	70.6
Total Consolidated Entity Funded Debt	16,070.5	15,854.8	16,278.3	16,2257.2	15,658.8

Less: Sinking Funds, Public Debt Management Fund	2,595.8	2,712.5	2,835.4	2,768.0	2,024.1

Net Public Sector Funded Debt	$13,474.8	$13,142.3	$13,442.9	$13,489.3	$13,634.7

Per Capita ($)	$14,388.4	$13,939.7	$14,148.9	$14,074.8	$14,060.8
As a Percentage of:
Household Income(1)	33.7%	32.7%	32.2%	31.1%	30.5%
Gross Domestic Product at Current Market Prices	33.1%	31.6%	31.0%	30.1%	29.3%

(1)

Population as of July 1 of the preceding calendar year Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at market prices are for the previous calendar year.

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 969.7 thousand as of July 1, 2019 and represented 2.6% of Canada’s population of 37.6 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the Province, had a population of 440,348 as of July 1, 2019. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the Province, and is also the location of an important naval base. The Government of Canada also has an extensive shipbuilding project in Halifax that started in 2013.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. The House of Assembly may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last provincial general election was held on May 30, 2017. The Liberal Party was elected to a majority government and holds 26 seats in the House of Assembly. The official opposition in the House of Assembly is the Progressive Conservative Party with 18 seats, the New Democratic Party holds 5 seats, there are two independent member, and one vacant seat.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 338-member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are three levels of courts in Nova Scotia; provincially appointed courts are grouped together, the Supreme Court and Court of Appeal. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the Province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the Province except those matters or cases expressly excluded by statute. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government may exclusively make laws in relation to the following matters:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. The Federal Parliament may exclusively make laws in relation to the following matters:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 4,598 miles of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, naval defense, shipbuilding, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as seafood products, pulp and paper products, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires and naval shipbuilding.

Export of goods are important to the economy of Nova Scotia as export of goods and services represented 37.3% of Nova Scotia’s nominal Gross Domestic Product at market prices (“GDP”) in 2019. Of international merchandise exports, approximately 62.2% was exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2019, Nova Scotia’s nominal GDP at market prices was approximately $46.6 billion, or 2.0% of Canada’s GDP. Compared with the levels for 2018, real GDP at market prices in chained 2012 dollars for Nova Scotia increased by 2.4% while GDP in Canada increased by 1.9% in 2019. Total exports of goods and services from Nova Scotia, to international and inter-provincial destinations, in 2019 increased by 4.3% over 2018.

Manufacturing sales in 2019 increased by 4.3% for Nova Scotia compared to an increase of 0.4% for Canada.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2015 through 2019.

SELECTED ECONOMIC INFORMATION

	2015	2016	2017	2018	2019	Compound Annual rate of growth(1)
	(In millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$40,701	$41,599	$43,314	$44,877	$46,586	3.4%
Chained 2012 Dollars	38,429	39,038	39,757	40,496	41,453	1.9%
GDP at Basic Prices (Chained 2012)	35,013	35,489	36,107	36,663	37,441	1.7%
Gross Domestic Product (Canada)
At Market Prices (2)	1,990,441	2,025,535	2,140,641	2,231,168	2,310,712	3.8%
Chained 2012 Dollars	1,936,100	1,955,488	2,014,933	2,063,887	2,102,304	2.1%
Household Income (Nova Scotia)	39,932	40,223	41,802	43,424	44,682	2.8%
Household Income ($ per capita)	42,638	42,664	43,997	45,309	46,076	2.0%
Capital Expenditures	3,467.20	3,982.10	4,197.10	4,180.80	4,143.60	4.6%
Retail Trade	14,046.4	14,709.6	15,861.3	15,887.9	16,288.6	3.8%
Value of Manufacturing Sales	7,725.9	7,834.6	8,231.7	8,958.3	9,339.8	4.9%
Unemployment Rate	8.6%	8.3%	8.4%	7.5%	7.2%
Annual Increase in Consumer Price Index:
Nova Scotia	0.4%	1.2%	1.1%	2.2%	1.6%
Canada	1.1%	1.4%	1.6%	2.3%	1.9%

(1)

Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)

Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

Sources:

Statistics Canada, Tables 36-10-0221-01 (formerly CANSIM 384-0037), 36-10-0222-01 (formerly CANSIM 384-0038), 36-10-0402-01 (formerly CANSIM 379-0030), 36-10-0226-01 (formerly CANSIM 384-0042), 34-10-0035-01 (formerly CANSIM 029-0045), 20-10-0008-01 (formerly CANSIM 080-0020), 16-10-0048-01 (formerly CANSIM 304-0015), 14-10-0018-01 (formerly CANSIM 282-0002), and 18-10-0005-01 (formerly CANSIM 326-0021).

Recent Developments

Nova Scotia Economy in 2020 and COVID-19 Economic Update

The COVID-19 pandemic was declared by the World Health Organization on March 11, 2020. The declaration of this virus as a deadly global phenomenon quickly led to a shutdown of many nonessential economic activities in many countries and across all Canadian provinces. In Canada, every Province announced health, containment, and economic policy measures to mitigate the expected impacts of COVID-19.

The Nova Scotia government declared a province-wide state of emergency under The Emergency Management Act on March 22, 2020, to protect the health and safety of all residents and to reduce the spread of COVID-19. Daily monitoring of COVID-19 and assessment of containment measures continues. In June, restrictions on some segments of the economy were relaxed subject to review of new health measures by public health officials. However, the state of emergency remains in place and was most recently renewed on November 15, 2020. Nova Scotia’s Chief Medical Officer of Health continues to update the public on the situation and adjusts health orders and guidance as needed to reflect the changing circumstances.

Nova Scotia’s economic situation in 2020 reflects the impacts of COVID-19 and containment measures on many industries. The economic impacts of COVID-19 have been mitigated through several Federal and Provincial support initiatives for both workers and businesses. As a consequence of the pandemic, Nova Scotia’s economic outlook has deteriorated for 2020. The real GDP growth forecast fell from an increase of 0.4% in Budget 2020, to a decline of 6.0% in the July Forecast Update. The outlook remains exceptionally uncertain. Nominal GDP is currently projected to decrease by 5.5%, while consumer price inflation is currently expected to average 0.9% in 2020. Although there has been a recovery in employment since June, the outlook for the economic activity and income generation remains highly uncertain for the near to medium term.

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia	Canada
Retail Trade (1)	Jan. – Aug. 2020/ Jan. – Aug. 2019	-5.4%	-5.0%

Manufacturing Sales (1)	Jan. – Aug. 2020/ Jan. – Aug. 2019	-8.4%	-14.3%

Housing Starts (all areas) (2)	Jan. – Sep. 2020/ Jan. – Sep. 2019	-1.0%	0.7%

Employment Growth (3)	Jan. – Oct. 2020/ Jan. – Oct. 2019	-5.4%	-5.7%

Unemployment Rate (3)	Jan. – Oct. 2019	10.1%	9.7%

Consumer Price Index	Jan. – Sep. 2020/ Jan. – Sep. 2019	0.3%	0.7%

(1)	Seasonally adjusted.
(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates.
(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources:

Statistics Canada, Tables 20-10-0008-01 (formerly CANSIM 080-0020), 16-10-0047-01 (formerly CANSIM 304-0014), 16-10-0048-01 (formerly CANSIM 304-0015), 34-10-0135-01 (formerly CANSIM 027-0008), 14-10-0287-01 (formerly CANSIM 282-0087), and 18-10-0004-01 (formerly CANSIM 326-0020).

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2012 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2012 DOLLARS)

						Compound Annual Rate of Growth	% of GDP in Basic Prices, 2019
	2015	2016	2017	2018	2019	2015-2019
	(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	938.6	879.8	853	835.9	849.8	(2.5%)	2.2%	2.1%
Mining and Oil, and Gas Extraction	478.9	484	504.5	735.2	610.7	6.3%	1.6%	7.5%
Utilities	762.5	749.6	785	815.4	808.3	1.5%	2.1%	2.2%

	2,180.0	2,113.4	2,142.5	2,386.5	2,268.8	1.0%	6.0%	11.8%

Secondary Sector:
Construction	2,056.1	2,236.7	2,520.2	2,320.4	2,452.9	4.5%	6.5%	7.2%
Manufacturing	2,442.5	2,461.7	2,490.4	2,651.2	2,796.7	3.4%	7.4%	10.2%

	4,498.6	4,698.4	5,010.6	4,971.6	5,249.6	3.9%	13.9%	17.4%

Service Sector:
Transportation and Warehousing	1,187.7	1,233.9	1,310.2	1,351.9	1,389.6	4.0%	3.7%	4.5%
Wholesale Trade	1,187.0	1,156.5	1,120.4	1,144.6	1,174.0	(0.3%)	3.1%	5.1%
Retail Trade	2,303.9	2,400.4	2,444.9	2,449.1	2,467.5	1.7%	6.5%	5.2%
Finance and Insurance	1,942.6	2,007.4	2,107.3	2,128.5	2,187.0	3.0%	5.8%	6.7%
Real Estate, rental and leasing(1)	5,741.2	5,869.2	6,009.2	6,143.0	6,294.5	2.3%	16.6%	12.7%
Management of Companies	124.1	105.2	97.5	84.0	72.5	(12.6%)	0.2%	0.5%
Professional, scientific and technical services	1,513.1	1,548.2	1,558.1	1,631.3	1,661.4	2.4%	4.4%	6.0%
Administrative and support, waste management and remediation services	764.6	735.6	740.5	753.5	735.1	(1.0%)	1.9%	2.6%
Information and Cultural Industries	1,299.9	1,355.6	1,372.7	1,409.9	1,443.7	2.7%	3.8%	3.2%
Education Services	2,415.1	2,412.7	2,420.3	2,458.1	2,505.1	0.9%	6.6%	5.3%
Health Care and Social Assistance	3,666.6	3,707.4	3,709.4	3,792.9	3,919.7	1.7%	10.4%	7.1%
Accommodation and Food Services	860.3	888.9	920.6	931.7	976.2	3.2%	2.6%	2.3%
Arts, entertainment, and recreation	199.8	206.5	212.8	216.1	228.3	3.4%	0.6%	0.8%
Other Services (except Public Administration)	726.5	725.9	752.4	775.1	799.1	2.4%	2.1%	1.9%
Public Administration	4,382.7	4,344.0	4,356.8	4,455.1	4,553.2	1.0%	12.0%	6.8%

	28,312.4	28,683.1	29,109.8	29,701.6	30,384.4	1.8%	80.4%	70.7%

Gross Domestic Product at Basic Prices	35,013.4	35,489.1	36,213.8	36,899.5	37,808.1	1.9%	100.0%	100.0%

Source: Statistics Canada, Tables 36-10-0402-01 (formerly CANSIM 379-0030), 36-10-0434-01 (formerly CANSIM 379-0031) (Canada GDP by industry).

(1)	Includes imputed values of output from owner-occupied housing.

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2019, the population of Nova Scotia was 969.7 thousand or 2.6% of Canada’s population of 37.5 million. Over the period July 2015 to July 2019, the population of Nova Scotia grew by 3.5%, as compared to growth of 5.3% for Canada. Nova Scotia’s labor force increased at a compounded annual rate of 0.6% compared to an increase of 1.2% for Canada for the 2015 to 2019 calendar year period.

According to Statistics Canada data for 2019, the Province’s labor force averaged 502.300 persons, representing 62.2% of the population 15 years of age and over. This level is an increase of 0.5 percentage points in the participation rate compared to 2018. The figures for the calendar year 2019 show a decline in the unemployment rate to 7.2% from a rate of 7.5% in 2018. The labor force and the labor force employed increased in 2019 and the number of unemployed persons declined from the levels observed in 2018.

As the baby boom cohort of Nova Scotia’s population ages, an increasing share of the population is found among age cohorts that have lower participation rates. Between 2015 and 2019, the share of the working age population as measured by the Labor Force Survey aged 55 and older grew from 39.8% to 42.4% while the share aged between 25 and 54 declined from 46.0% to 44.3%. In 2019, the labor force participation rate of those aged 55 and up (the cohort with rising share of the population) was 34.2% while the labor force participation rate of those aged 25-54 (the cohort with declining share of the population) was 86.8%.

Nova Scotia’s unemployment rate was 8.7% in October 2020, on a seasonally adjusted basis, which was higher than the October 2019 level of 8.1%. The unemployment rate over the same period for Canada increased to 8.9% from 5.6% year earlier. The unemployment rate for Nova Scotia in October 2020 reflects a decrease of 1.2% in the labor force from a year earlier, an 6.6% increase in the number of individuals unemployed and a 1.8% decrease in the number of individuals employed, compared to the same month in 2019.

The following table sets forth Nova Scotia’s population and labor force for the 2015 to 2019 calendar years.

POPULATION AND LABOR FORCE

	2015	2016	2017	2018	2019	Compound Annual Rate of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	936.5	942.8	950.1	958.4	969.7	0.9%
Population 15 Years of Age and Over	785.5	788.7	792.5	798.8	807.2	0.7%
Labor Force	490.2	486.6	490.1	493.1	502.3	0.6%
Labor Force Employed	448.1	446.2	449	455.9	466.1	1.0%
Labor Force Unemployed	42	40.4	41	37.2	36.2	(3.6%)
Participation Rate (%):
Nova Scotia	62.4	61.7	61.8	61.7	62.2
Canada	65.8	65.7	65.8	65.4	65.7
Unemployment Rate (%):
Nova Scotia	8.6%	8.3%	8.4%	7.5%	7.2%
Canada	6.9%	7.0%	6.3%	5.8%	5.7%

Sources: Statistics Canada, Tables 17-10-0005-01 (formerly CANSIM 051-0001), 14-10-0327-01.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2015 through 2019, and the compound annual rate of growth over the period 2015 to 2019.

EMPLOYMENT BY INDUSTRY

	2015	2016	2017	2018	2019	Compound Annual Rate of Growth
	(In thousands)
Agriculture	5.4	4.5	4.7	5.2	5.9	2.2%
Forestry, Fishing, Mining, Oil, and Gas	11.8	11.3	10.1	9	10.9	(2.0%)
Utilities	3.7	3.3	3.9	3.7	3.6	(0.7%)
Construction	33.6	32.9	31.6	33.1	34.3	0.5%
Manufacturing	28.7	29.1	31	31.7	31.9	2.7%
Wholesale and Retail Trade	71.8	71.9	75.8	79	81.6	3.3%
Wholesale Trade	11.9	13.2	12	13.4	14	4.1%
Retail Trade	59.9	58.7	63.8	65.6	67.6	3.1%
Transportation and Warehousing	20.5	20.3	19.4	19.4	19.6	(1.1%)
Finance, Insurance, Real Estate, and Leasing	23.4	23.6	22.8	22.1	21.5	(2.1%)
Professional, Scientific, and Technical Services	27.8	27.5	28.4	27.5	27.9	0.1%
Business, Building and Other Support Services	20.3	17.5	18.1	17.7	17.4	(3.8%)
Educational Services	36.4	36.7	36.4	37.8	37.2	0.5%
Health Care and Social Assistance	72.4	74.9	72	68.4	73.7	0.4%
Information, Culture, and Recreation	17.5	16.2	16	18.3	18.8	1.8%
Accommodation and Food Services	30.9	29.5	30.3	35.3	35.8	3.7%
Other Services	17.1	19.4	18.8	18.7	16.9	(0.3%)
Public Administration	27	27.6	29.6	29.1	29.3	2.1%

Total - All Industries	448.1	446.2	449	455.9	466.1	1.0%

Source: Statistics Canada, Table 14-10-0023-01 (formerly CANSIM 282-0008).

Income and Prices

Household income in Nova Scotia increased 2.9% to $44.7 billion in 2019 from 2018, and average weekly wages in 2019 were $905.04, up 3.8% from the level in 2018.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2015 through 2019 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada to 2019. On an annual basis in 2019, Nova Scotia’s CPI increased by 1.6% from 2018, while Canada’s CPI increased by 1.9% from 2018.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI
2015	1.8%	0.4%	1.8%	1.1%
2016	1.5%	1.2%	0.5%	1.4%
2017	1.6%	1.1%	2.0%	1.6%
2018	1.2%	2.2%	2.6%	2.3%
2019	3.8%	1.6%	2.7%	1.9%

Sources: Statistics Canada, Tables 14-10-0204-01 (formerly CANSIM 281-0027) and 18-10-0005-01 (formerly CANSIM 326-0021).

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2016 to 2019 calendar years and investment spending intentions for 2020.

CAPITAL EXPENDITURES (1)

	2016	2017	2018	2019(2)	2020(3)
	(in millions)
Agriculture, forestry, and fishing	$129.5	$148.0	$205.0	$126.7	F
Mining & oil and gas extraction	148.7	206.5	105.9	78.3	88.7
Utilities	491.2	706.5	433.3	479.4	451.9
Construction	190.4	124.8	142.1	157.6	141.7
Manufacturing	239	246.1	239.1	259.8	193.9
Wholesale trade	137.9	62.7	83.9	79.5	64.6
Retail trade	180.4	171.8	198.8	185	134.3
Transportation & warehousing	423.2	325.1	329.5	371.4	347.8
Information & cultural industries	217.6	x	212.3	257.9	234.4
Finance & insurance	x	x	25.5	x	64.8
Real estate and rental and lending	480.3	417.6	412.9	423.4	394.7
Professional, scientific & technical services	x	x	x	33.4	24.1
Management of companies and enterprises	x	x	x	x	25
Administrative support, waste management and remediation services	x	39.3	44.2	45.2	54.5
Educational services	216	291.5	252.3	245.9	212
Health care and social assistance	89	100.3	136	275	292.6
Arts, entertainment and recreation	81.5	71.8	81.8	108.9	99.5
Accommodation and food services	x	x	88.3	84	43.5
Other services (except public administration)	x	x	x	x	F
Public administration	743.9	884.6	1,088.7	842.6	831.0

Total	3,982.1	4,197.1	4,180.8	4,143.6	3,888.3

Private Sector	2,722.0	2,740.9	2,431.9	2,427.0	2,160.2
Public Sector	1,260.1	1,456.1	1,748.9	1,716.7	1,728.1

Total	$3,982.1	$4,197.0	$4,180.8	$4,143.7	$3,888.3

Construction	2,240.5	2,646.1	2,211.9	2,307.8	2,359.3
Machinery and Equipment	1,741.6	1,550.9	1,968.9	1,835.8	1,529.0

Total	$3,982.1	$4,197.0	$4,180.8	$4,143.6	$3,888.3

(1)

Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x – suppressed by Statistics Canada to meet the confidentiality requirements of the Statistics Act, F - too unreliable to be published by Statistics Canada

(2)	Preliminary Actual.
(3)	Investment Intentions.

Source: Statistics Canada, Tables 34-10-0035-01 (formerly CANSIM 029-0045) and 34-10-0038-01 (formerly CANSIM 029-0048).

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditure intentions shows a 6.2% decrease for Nova Scotia in 2020 from 2019, reflecting expectations of decreased capital spending in most industries, led by accommodation and food services, professional, scientific and technical services, retail trade, and manufacturing. The decrease is expected to be partly offset by increases in administrative and support, waste management and remediation, mining, quarrying, oil and gas extraction, and health care and social assistance. Capital expenditures as used in this survey, released in February 2020, is defined as the collection of data on intentions for capital investment and expenditures and does not include housing.

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditures showed a 0.9% decrease for Nova Scotia in 2019 from 2018, reflecting decreased capital spending in agriculture, forestry, fishing and hunting, mining, quarrying, and oil and gas extraction, public administration, retail trade, wholesale trade, accommodation and food services, and educational services. The decline was partly offset by increases in health care and social assistance, arts, entertainment and recreation, information and cultural industries, transportation and warehousing, construction, utilities, and manufacturing.

Capital expenditures for 2018 showed a 0.4% decrease from 2017. The change reflected a decrease in mining, quarrying, and oil and gas extraction, utilities, and educational services. Partially offsetting by increases in health care and social assistance, wholesale trade, and retail trade.

Capital expenditures for 2017 showed a 5.4% increase compared to 2016. The change reflected an increase in most industries, including utilities, mining, quarrying, and oil and gas extraction, and educational services. The increase was partially offset by decreases in wholesale trade, construction and transportation and warehousing.

Goods Producing Industries

Manufacturing.    The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 7.4% of real GDP (basic prices in chained 2012 dollars) in 2019. The gross selling value of manufacturing sales for Nova Scotia in the years 2015, 2016, 2017, 2018 and 2019 were as follows: $7,726 million, $7,835 million, $8,232 million, $8,958 million and $9,340 million, a compounded annual rate of increase of 4.9% over the period. This compares with an increase of 3.2% for Canada over the same period. In 2019, 59.7% of manufacturing sales were from the food, plastics and rubber products and paper and wood products subsectors.

The employment level in the manufacturing sector in 2019 was 31,900, an increase of 200 persons compared to 2018. The manufacturing sector employed 6.8% of all workers in Nova Scotia in 2019, compared to 9.1% in Canada. Most of the employment in the manufacturing sector occurs outside of the Province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the Province.

The United States is the primary market for Nova Scotia’s international total merchandise exports. In 2019, $3.8 billion or 62.2% of the value of Nova Scotia’s international total exports went to the United States.

Construction.    The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2012 dollars) was $2.5 billion in 2019 and accounted for 6.5% of total real GDP. Construction activity accounted for 55.7% of total capital expenditures in 2019. Compounded annually capital expenditures on construction in Nova Scotia increased 4.3% for the 2015 to 2019 period, as compared to a 0.3% increase for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia decreased by 1.4% in 2019 from 2018, compared to a decrease of 2.0% at the national level over the same period.

The Federal government has introduced mortgage policies over the past number of years to expand the use and stringency of stress tests in mortgage insurance and elevate insurance criteria for low-ratio mortgages/mortgage loans that constitute greater than 80% of the value of a home. These Federal regulatory changes were directed at housing markets in Toronto and Vancouver. Although Federal government policy can have an impact on housing markets through restrictions in mortgage financing, the recent performance of the Province’s housing sector is more likely attributable to longer-term demographic trends and a shift of the market away from single-detached dwellings to multi-unit apartments.

Housing price growth in Halifax has been generally slow since 2014 but picked up somewhat in recent years due to low inventory levels. The Royal Bank of Canada’s measure of housing affordability shows Halifax to be one of the most affordable of the major cities in Canada.

Nova Scotia’s aging demographics and immigration has driven a shift in demand away from single-detached housing toward multiple-unit construction intended for the rental market. Housing starts have kept pace with the rising population and household formation rates in the Province over the past four years. Most of the construction has been in Halifax where population growth rates have been higher.

HOUSING STARTS, ALL AREAS, NOVA SCOTIA

	2015	2016	2017	2018	2019
Single-detached	1,350	1,656	1,470	2,027	1,920
Multiples	2,475	2,111	2,514	2,759	2,799
Semi-detached	259	318	253	353	310
Row	129	144	126	244	253
Apartment and other unit type	2,087	1,649	2,135	2,162	2,236
Total units	3,825	3,767	3,984	4,786	4,719

Source: Statistics Canada, Table 34-10-0135-01 (formerly CANSIM 027-0008).

Employment in the construction sector during 2019 was 34,300, an increase of 1,200 persons over levels in 2018.

Fisheries.    A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources. The primary fishing sector contributed $423.0 million (in chained 2012 dollars) to the Province’s GDP in 2019, an increase of 3.6% over 2018 levels.

Nova Scotia’s fish landings had a value of $1,352.5 million in 2018, and total volume of commercial fish landings decreased by 6.0% in 2018 from the level in 2017. The value of Nova Scotia’s fish landings for 2019 have not been released by the Federal Department of Fisheries and Oceans. The impact of fishing on the Province’s GDP is also seen in the manufacturing segment, which includes fish processing. Lobster is the predominant species and represented 57.0% of the total landed value in 2018. Scallop, Queen Crab, and Shrimp were the next predominant species in 2018 at 11.4%, 11.1%, and 6.3% respectively.

Nova Scotia was the largest exporter of fresh and processed seafood in 2019 among all provinces, at $2,282.0 million. The United States is Nova Scotia’s top destination, representing 47.7% of fresh and processed seafood exports in 2019. Nova Scotia exports to over 70 countries including China, Japan, South Korea, United Kingdom, Hong Kong, France and Vietnam. The export value of seafood in 2019 increased by 13.7% compared to the total value in 2018.

The harvesting sector employed 5,600 persons throughout all of Nova Scotia in 2019, an increase of approximately 1,800 persons from 2018.

The following table sets forth information with respect to the value of fish landings in Nova Scotia for the calendar years 2014 through 2018, and the value of exports of fresh and processed fish, including the value of exports of major species, for the calendar years 2015 through 2019.

FISHING AND FISH PROCESSING INDUSTRY

	2014	2015	2016	2017	2018
Value of Fish Landings (in millions)	$1,046.7	$1,211.5	$1,266.3	$1,409.3	$1,352.5

	2015	2016	2017	2018	2019
Value of Exports of fresh and processed fish (in millions)	$1,662.8	$1,788.6	$1,959.6	$2,007.7	$2,282.0
Lobster	892.8	952.5	943.4	1,032.4	1,189.0
Scallops	169.8	140.8	143.6	131.5	153.9
Crab	181.1	223.2	314.2	273.1	294.6
Shrimp	137.2	112.8	126.4	138.5	151.7

Sources:    Department of Fisheries and Oceans, Innovation, Science and Economic Development Canada.

Mining and Mineral Exploration    The value of mineral production (excluding oil and gas) in Nova Scotia was $418.9 million in 2019, an increase of 0.8% over 2018 levels. This increase was the result of the continued production of gold at the Touquoy gold mine, which had its first full year of production in 2018. The major minerals reported being produced in Nova Scotia in 2018 were coal, gold, salt and gypsum.

Real GDP in the sector, including the oil and gas sector, decreased by 16.9% in 2019 from 2018. The industry, including the oil and gas sector, employed 3,300 persons in 2019.

Agriculture    Real GDP in 2019 in the crop and animal production sector decreased by 4.9% compared to 2018. Total farm cash receipts in 2019 increased by 5.2%, comprised of an increase in crop receipts of 20.0% and an increase in direct payments of 104.6% (these are primarily government support payments and crop insurance), partially offset by a decrease in the receipts for livestock production of 5.6%. The number of people employed in the agricultural sector stood at 5,900 persons in 2019, an increase of about 700 from 2018. The major components of agricultural production in Nova Scotia include dairy products, fruit, livestock, field vegetables, eggs and furs.

Forestry    In 2019, the value of manufacturing shipments for wood products was $394.6 million, a decrease of 9.3% from 2018. The forestry and logging and support sector employed 2,000 workers in 2019, a decrease of approximately 400 persons from 2018. In 2019, the total Provincial harvest of solid wood was 3,314,626 cubic meters, a decrease of 1.0% from 2018. Of this amount, 138,619 cubic meters or 4.0% was exported.

Lumber shipments in 2019 were 1.06 million cubic meters, an increase of 2.9% over 2018 levels. Export sales of lumber and wood products decreased 6.9% in 2019 from 2018. The largest export destination for forestry products is the United States (53.4% in 2019), and exports to the US increased by 2.4% in 2019 compared to 2018. In 2019, export sales for pulp and paper products were down 17.8% from 2018.

Exports

The total value of exports of goods and services from Nova Scotia in 2019, under Statistics Canada’s Provincial Economic Accounts data system, stood at $17,383 million, resulting in an annual compound growth rate of 3.8% over the 2015 to 2019 period. The value of exports of goods and services represented 37.3% of the total value of Nova Scotia’s GDP in 2019.

Of the $17,383 million in exports of goods and services, 48.6%, or $8,454 million, was shipped to other countries, leaving 51.4% or $8,929 million as exports to other provinces within Canada. Exports of goods accounted for 59.7% of the total exports while exports of services accounted for 40.3%. Most of the goods are exported to other countries (58.7%), while services are mostly exported to other provinces (66.3%).

Over the 2015 to 2019 period, the total value of exports of goods had an annual compound rate of growth of 3.8% compared to a growth rate of 3.7% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts that the total value of international exports of goods in 2019 was $6,088 million, experiencing an annual compound rate of growth of 3.4% since 2015. The Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise domestic exports of goods based on customs clearing data that amounted to $6,052 million in 2019. The Provincial Economic Accounts adjusts the customs data for other costs such as transportation margins and duties. Additionally, “domestic” international exports do not include exports from the Province that originated outside the Province. During the years 2015, 2016, and 2017 the average Canadian dollar/US dollar noon exchange rate, according to the Bank of Canada, was $1.2787, $1.3248 and $1.3286 Canadian dollars per one U.S. dollar respectively. The Bank of Canada no longer reports noon exchange rates and reports the Canadian dollar/US dollar annual exchange rates for 2017, 2018 and 2019 as $1.2986, $1.2957, and $1.3269 respectively.

The following table sets forth categories of Selected Trade indicators for the calendar years 2015 through 2019.

SELECTED TRADE INDICATORS (in millions)

	2015	2016	2017	2018	2019
Exports of goods to other countries	5,322	5,223	5,427	5,782	6,088
Export of services to other countries	1,868	2,075	2,154	2,276	2,366

Exports to other countries	7,190	7,298	7,581	8,058	8,454

Exports of goods to other provinces	3,598	3,496	3,661	4,060	4,283
Export of services to other provinces	4,199	4,195	4,395	4,546	4,646

Exports to other provinces	7,797	7,691	8,056	8,606	8,929

Total Exports of goods and services:	14,987	14,989	15,637	16,664	17,383

Imports of goods from other countries	11,050	10,885	11,514	12,573	12,508
Import of services from other countries	1,647	1,727	1,737	1,875	1,930

Imports from other countries	12,697	12,612	13,251	14,448	14,438

Imports of goods from other provinces	5,206	5,269	5,391	5,566	5,638
Imports of services from other provinces	7,926	8,416	8,548	8,764	9,188

Imports from other provinces	13,132	13,685	13,939	14,330	14,826

Total Imports of goods and services:	25,829	26,297	27,190	28,778	29,264

Trade Balance	(10,842)	(11,308)	(11,553)	(12,114)	(11,881)

Source: Statistics Canada, Table 36-10-0222-01 (formerly CANSIM 384-0038).

The following two tables sets forth Nova Scotia’s top international merchandise exports by industry and the top imports by product for the calendar years 2015 through 2019, and the compound annual growth rate over the 2015 to 2019 period.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2015	2016	2017	2018	2019	Compound Annual Rate of Growth
		(in millions)
Tire Manufacturing	$1,182.2	$1,195.3	$1,142.0	$1,176.8	$1,245.0	1.3%
Seafood Product Preparation and Packaging	800.3	918.2	1,070.1	1,065.4	1,149.6	9.5%
Fishing	885.2	878.0	892.9	953.5	1,137.3	6.5%
Pulp Mills	241.5	224.4	227.7	287.4	234.8	(0.7%)
Paper Mills	243.3	174.6	192.6	223.1	192.9	(5.6%)
Frozen Food Manufacturing	129.6	108.3	111.9	144.9	170.4	7.1%
Sawmills and Wood Preservation	107.0	118.1	149.9	176.0	148.2	8.5%
Other Rubber Product Manufacturing	84.2	57.9	77.8	132.0	126.3	10.7%
Recyclable Metal Wholesaler-Distributors	58.9	79.7	95.2	120.4	101.6	14.6%
Unsupported Plastic Film, Sheet and Bag Manufacturing	108.3	85.3	80.8	82.2	88.6	(4.9%)

Sub-Total	3,840.5	3,839.8	4,041.1	4,361.7	4,594.6	4.6%

Other	1,505.1	1,387.7	1,307.2	1,362.2	1,457.2	(0.8%)

Grand Total	$5,345.6	$5,227.4	$5,348.3	$5,723.9	$6,051.8	3.2%

Source: Innovation, Science and Economic Development Canada, 5 digit NAICS codes.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2015	2016	2017	2018	2019	Compound Annual Rate of Growth
		(in millions)
Motor Vehicles for Passenger Transport	$3,191.7	$3,672.5	$4,176.5	$4,584.9	$3,825.1	4.6%
Preparations of Non-Crude Petroleum Oils	1,303.2	1,033.4	879.9	1,115.0	1,046.5	(5.3%)
Tanks and Other Motorized Armoured Fighting Vehicles	17.9	15.2	33.9	679.2	1,094.4	179.6%
Trucks and Other Vehicles for Transport of Goods	188.8	190.7	202.8	276.9	405.5	21.1%
Coal and Solid Fuels Manufactured from Coal	171.3	119.6	134.0	184.1	149.5	(3.3%)
Natural Rubber	123.4	100.7	145.3	139.9	159.0	6.5%
Crude Petroleum Oils and Oils Obtained from Bituminous Materials	0.0	0.0	—	123.0	—	(100.0%)
Self-Propelled Bulldozers, Scrapers, Graders	82.9	71.4	165.1	108.3	131.2	12.2%
Fish Fillets and Other Fish Meat – Fresh or Frozen	88.2	103.4	116.1	103.2	121.7	8.4%
Other Moving, Grading, Levelling, etc. Machinery	52.9	56.6	70.2	102.7	92.0	14.8%

Sub-Total	5,220.3	5,363.4	5,923.7	7,417.2	7,024.8	7.7%

Other	3,066.2	2,797.0	3,064.5	3,145.2	3,554.5	3.8%

Grand Total	$8,286.6	$8,160.4	$8,988.3	$10,562.5	$10,579.3	6.3%

Source: Innovation, Science and Economic Development Canada, HS4 codes.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicles for passenger transport. Most of these vehicles arrive from Europe, and are then shipped across Canada.

The following tables show top export destinations and import sources. The ranking for the top countries is based on their value in 2019, but the same countries are shown for all five years.

INTERNATIONAL MERCHANDISE EXPORTS BY TOP 10 COUNTRIES

	2015	2016	2017	2018	2019
		(in millions)
United States	$3,787.0	$3,605.7	$3,475.9	$3,615.6	$3,763.8
China	419.8	488.5	602.5	792.9	996.0
Korea, South	65.4	83.8	111.0	108.5	125.7
Japan	78.1	88.8	110.4	93.9	105.8
United Kingdom	102.9	84.7	85.5	84.5	89.8
France (incl. Monaco, French Antilles)	84.3	85.5	85.0	72.7	89.0
Netherlands	81.3	42.9	48.3	98.7	83.4
Hong Kong	59.1	85.0	108.5	66.8	69.3
Mexico	65.0	79.8	68.7	69.5	63.5
Germany	45.1	44.3	46.3	44.8	56.4
Sub-total	4,788.1	4,689.1	4,742.1	5,048.0	5,442.7

Others	557.5	538.3	605.9	675.8	608.9

Total All Countries(1)	$5,345.6	$5,227.4	$5,348.1	$5,724.0	$6,051.6

Source: Innovation, Science and Economic Development Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY TOP 10 COUNTRIES(1)

	2015	2016	2017	2018	2019
		(in millions)
Germany	$2,693.4	$2,855.7	$3,411.1	$3,311.5	$2,622.0
Belgium	91.6	107.2	268.8	1,004.7	1,445.7
United Kingdom	847.9	982.2	1,064.5	1,084.6	1,243.1
United States	1,618.7	1,039.4	848.5	1,128.0	806.4
France (incl. Monaco, French Antilles)	71.4	157.1	83.0	213.0	571.6
Cuba	492.6	366.5	500.3	707.4	538.0
China	318.2	340.9	358.2	391.7	524.7
Netherlands	77.2	90.4	274.2	281.3	343.4
Sweden	203.9	376.1	427.0	539.4	296.4
Slovakia	0.7	1.3	4.1	138.5	267.2
Sub-total	6,415.5	6,316.8	7,239.7	8,800.1	8,658.6

Others	1,871.0	1,843.6	1,748.6	1,762.3	1,920.7

Total All Countries	$8,286.6	$8,160.4	$8,988.3	$10,562.5	$10,579.3

Source: Innovation, Science and Economic Development Canada.

(1)

Merchandise trade data on a customs basis reports imports based on their province of clearance. Much of the value of goods cleared at Nova Scotia ports is not in fact destined for Nova Scotia customers and as such does not reflect the nature of economic relationship between the Province and the countries listed as major import sources. For example, Halifax has a significant auto port at which a large number of high valued cars from Germany (and elsewhere in Europe) are cleared, loaded onto trains and shipped elsewhere in North America.

The U.S. Administration renegotiated the North American Free Trade Agreement (“NAFTA”) with Canada and Mexico replacing NAFTA with the United States Mexico Canada Agreement (“USMCA”). The Canadian Parliament approved the USMCA on March 13, 2020 and the USMCA came into effect on July 1, 2020. The Province believes that the USMCA, as negotiated and approved, is not likely to have a significant impact on Nova Scotia’s trade with the United States. The imposition of tariffs by the United States on certain goods exported to the United States from Canada is not likely to have a significant impact on exports from Nova Scotia to the United States as Nova Scotia based businesses are not significant exporters of such goods to the United States market.

The Comprehensive Economic and Trade Agreement with the European Union (CETA) became effective on September 21, 2017. The removal of most tariff lines from European Union imports from Canada is anticipated to make Canadian goods more competitively priced in European markets.

After the United States, China is the second largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to China destination are seafood, consumer, forestry and metal products as well as industrial machinery parts.

After China, the European Union is the third largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to European Union destinations are fish and agricultural products as well as aerospace parts.

Service Sector

Overview.    The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 51.6% of the total employment in Nova Scotia in 2019 producing an unemployment rate of 5.8% for 2019 compared to the 7.2% unemployment rate for the Province as a whole, and a 5.7% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2015 through 2019.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2015	2016	2017	2018	2019
Wholesale trade	4.3%	4.1%	3.9%	3.9%	3.7%
Retail trade	8.1%	8.3%	8.3%	8.2%	8.1%
Transportation and warehousing(1)	4.2%	4.2%	4.3%	4.5%	4.5%
Information and cultural industries	4.2%	4.1%	4.0%	4.0%	3.7%
Finance and insurance	7.0%	6.9%	7.1%	7.0%	7.1%
Real estate and rental and leasing	19.4%	19.9%	20.0%	20.0%	19.7%
Professional, scientific and technical services	5.4%	5.4%	5.5%	5.6%	5.6%
Management of companies and enterprises	0.5%	0.4%	0.3%	0.2%	0.2%
Administrative and support, waste management and remediation services	2.7%	2.6%	2.7%	2.6%	2.6%
Educational services	8.7%	8.7%	8.5%	8.5%	8.6%
Health care and social assistance	13.3%	13.4%	13.2%	13.2%	13.7%
Arts, entertainment and recreation	0.7%	0.7%	0.7%	0.7%	0.7%
Accommodation and food services	3.1%	3.3%	3.4%	3.4%	3.3%
Other services (except public administration)	2.5%	2.5%	2.5%	2.6%	2.6%
Public administration	15.8%	15.5%	15.6%	15.7%	15.7%
Total (2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation
(2)	Numbers may not add up due to rounding.

Source: Statistics Canada, Table 36-10-0402-01 (formerly CANSIM 379-0030).

Trade.    In 2019, wholesale merchants’ sales increased 5.0% and retail sales increased by 2.5% in Nova Scotia compared to an increase of 1.5% and 1.2% respectively in Canada over 2018 levels. The value of retail sales in 2019 in Nova Scotia was $16.3 billion. The compound annual rate of growth in retail sales was 3.8% in Nova Scotia and 4.1% in Canada during the 2015 to 2019 period. Employment in the wholesale sector and retail sector in Nova Scotia stood at 14,000 and 67,600 persons respectively in 2019. This represents an increase of approximately 600 persons in the wholesale sector, and an increase of 2,000 persons in the retail sector, compared to 2018.

The value of wholesale merchants’ sales was $10.8 billion in 2019, an increase of 5.0% compared to 2018. In 2019, the wholesale sector had a real GDP increase of 2.6% compared to 2018. The combined wholesale and retail trade sector accounted for 9.5% of the total value of real GDP at basic prices for the Province in 2019.

Transportation and Warehousing.    Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector’s real GDP (chained 2012 dollars) in 2019 increased by 2.8% from 2018. In 2019, the sector employed about 19,600 persons, an increase of 200 persons from 2018.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s fourth largest container port and is capable of handling fully laden Post-Panamax vessels. Halifax’s south end container terminal is undergoing a project to simultaneously berth and service two post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2019 was 8.6 million metric tonnes. In 2019, containerized cargo tonnage amounted for 4.4 million metric tonnes. The Port of Halifax handled 546,691 TEU (twenty-foot equivalent units) in 2019, down 0.1% from the number in 2018. Non-containerized cargo accounted for approximately

4.2 million metric tonnes. Non-containerized cargo consists of Bulk cargo (chiefly consisting of petroleum products and gypsum), Ro/Ro (roll-on/roll-off) and break-bulk. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax had visitation by 179 cruise vessels in 2019 with 323,709 passengers.

Tourism.    Nova Scotia had approximately 2.3 million non-resident overnight tourists during 2019, a decrease of 5.0% from 2018 levels. Overall in 2019, the majority of visitors, 86.2%, came from other parts of Canada, while 10.1% came from the United States, and 3.7% came from overseas. About 67.0% of visitors to Nova Scotia travelled by road with the remaining 33.0% arriving by air.

Energy

Nova Scotia is no longer a producer of natural gas as the two former producers, Sable Offshore Energy Project and the Deep Panuke Project, both ceased production in 2018. There is currently no exploration activity for petroleum resources in the Nova Scotia offshore region.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production from utilities and independent power producers in Nova Scotia for 2018 was 9,689 gigawatt hours, a 4.8% decrease in production from 2018. Total hydro, tidal, wind and solar generation for 2019 was 2,089 gigawatt hours, a 1.0% decrease from 2018. Starting in 2015, the Province of Nova Scotia’s regulations require that nearly 25% of the Province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology), and has a target of 40% renewable electricity by 2020. The Province achieved the 2015 target, and Nova Scotia Power reported that 30% of electricity generated in 2019 was from renewable sources.

ELECTRIC POWER GENERATION (MEGAWATT HOURS)

	2015	2016	2017	2018	2019
Hydro, Tidal, Wind, Solar and other	1,829,565	1,820,819	2,164,800	2,111,333	2,089,392
Thermal generation	8,390,471	7,999,210	7,923,162	8,064,732	7,599,789

Total	10,220,036	9,820,029	10,087,962	10,176,065	9,689,181

Source: Statistics Canada, Table 25-10-0020-01 (formerly CANSIM 127-0007).

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province of Nova Scotia is granted certain exclusive powers, including the power to impose direct taxation within the Province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Municipal Affairs of the Province and must be made through the Nova Scotia Municipal Finance Corporation (“MFC-”) except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC. (See “Certain Crown Corporations and Agencies – Nova Scotia Municipal Finance Corporation”).

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. The Auditor General audits the Consolidated Financial Statements of the Province.

On February 26, 2020, prior to the declaration of COVID-19 as a worldwide pandemic, the Minister of Finance and Treasury Board submitted the Budget for the fiscal year 2020-21, which is referred to herein as “Estimate 2020”.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Chartered Professional Accountants (“CPA”) of Canada, supplemented where appropriate by other CPA of Canada and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The Government Reporting Entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Consolidated Financial Statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Provincial Lotteries and Casino Corporation.

A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2019-20. For Volume I of the Public Accounts, see Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, filed on September 3, 2020, for the fiscal year ended March 31, 2019.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include federal transfers such as Equalization, Canada Health Transfer, and Canada Social Transfer, as well as interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government. Petroleum Royalties may be reduced by a portion of estimated abandonment cost for the future decommissioning of restoration of offshore field assets.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates and revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Consolidated Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s Consolidated Financial Statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, federal and provincial source revenues, and the value of tangible capital assets. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to sales and income taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues. The net book value of tangible capital assets is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, filed on September 3, 2020, for the fiscal year ended March 31, 2019.

The financial information with respect to the Province set forth herein has been derived from several sources, including the Consolidated Financial Statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2021” have been taken from the Budget 2020-21 tabled on February 26, 2020. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the Estimates reflect only those of the General Revenue Fund. The Provincial surplus / (deficit) includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	2016	2017	2018	2019	2020
	(in millions)
Revenues	$10,549.8	$10,835.5	$11,590.8	$11,485.5	$11,955.5

Program Expenses	10,082.2	10,241.9	10,913.0	10,886.6	11,514.5
Debt Servicing Costs	868.5	837.0	836.9	865.3	827.3

Total Expenses	10,950.8	11,078.9	11,749.9	11,751.9	12,341.8

Surplus/(Deficit) from Governmental Units	(401.0)	(243.4)	(159.1)	(266.4)	(386.3)
Net Income from Government Business
Enterprises	387.8	394.6	385.4	389.2	388.6

Provincial Surplus / (Deficit) (1)	(13.2)	151.2	226.3	122.9	2.3

Net Funding Requirements
Deficit/(Surplus)	13.2	(151.2)	(226.3)	(122.9)	(2.3)
Non-Cash Items (2)	(424.6)	(1,078.5)	(112.7)	(411.0)	(333.8)

Operating Requirements	(411.4)	(1,229.7)	(339.0)	(533.9)	(336.1)
Loan advances and Investing, net of repayments	33.1	39.5	(103.0)	111.4	131.6
Acquisition of Tangible Capital Assets	466.5	459.5	671.2	587.9	665.2
Sinking Fund Installments and Serial Retirements	(177.7)	26.3	26.3	(174.0)	(837.5)
Net Refinancing Transactions(3)	1,032.1	1,010.3	474.7	1,280.0	2,125.3

Net Funding Requirement	942.6	305.7	730.4	1,271.5	1,748.6

Financing of Net Funding Retirement
Change in Cash and Short-term Investments	(97.3)	(369.4)	(200.1)	(33.9)	94.4
Debt Issued	1,039.8	675.0	930.5	1,305.4	1,654.2

Total	$942.6	$305.7	$730.4	$1,271.5	$1,748.6

(1)	As of July 29, 2020, the Province is forecasting a deficit of $852.9 million for the fiscal year 2020-21.
(2)

Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the drawdowns from sinking funds and the Public Debt Management Fund.

(3)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance – Specific Accounting Policies” above, for fiscal years 2016 to 2020 inclusive and Budget Estimate for fiscal year 2021, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies”.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND (1)

	2016	2017	2018	2019	2020	Budget 2021
Provincial Sources:	(in millions)
Personal Income Taxes	$2,562.5	$2,636.6	$2,768.4	$2,691.6	$2,890.2	$2,979.6
Corporate Income Taxes	461.7	513.0	539.0	630.9	537.9	541.9
Sales Taxes	1,760.2	1,778.5	1,803.8	1,843.3	1,936.8	2,004.1
Tobacco Taxes	217.0	222.2	210.7	205.8	183.0	196.5
Motive Fuel Taxes	254.0	258.5	266.4	263.4	266.5	277.2
Cannabis Tax	—	—	—	3.4	7.3	7.2
Registry of Motor Vehicles	130.3	133.1	134.6	134.2	135.0	135.4
Offshore Royalties	14.1	9.9	9.1	6.9	1.0	—
Offshore License Forfeitures	—	—	—	61.4	—	—
Other Provincial Sources	308.9	299.2	318.7	332.9	348.7	322.9
TCA Cost Shared Revenue	2.1	2.7	62.3	2.4	17.4	2.5
Prior Years’ Adjustments	(68.4)	(5.8)	230.9	1.0	148.6	—
Fees & Other Charges	61.6	62.5	62.0	63.2	65.6	64.0
Ordinary Recoveries	354.7	363.8	371.4	395.3	386.5	372.0
Gain on Disposal of Crown Assets	(0.3)	5.8	1.1	0.3	0.8	—
Interest Revenues	89.5	88.6	121.1	107.7	106.2	87.1
Sinking Fund Earnings	96.0	90.5	96.5	106.5	93.7	65.4

Total Provincial Sources	6,244.0	6,459.1	6,996.0	6,850.3	7,125.2	7,055.7

Federal Sources:
Equalization	1,777.8	1,732.9	1,795.0	1,843.6	2,009.0	2,145.9
Canada Health Transfer	895.7	944.4	965.9	998.8	1,043.4	1,080.7
Canada Social Transfer	341.1	349.5	357.5	366.6	376.9	387.8
Crown Share	(2.7)	2.2	15.9	4.2	4.3	—
Offshore Accord	36.8	33.3	20.0	18.1	8.2	86.0
Other Federal Sources	2.1	2.3	10.2	92.4	48.1	39.2
TCA Cost Shared Revenue	32.4	24.3	75.9	39.7	35.1	111.8
Prior Years’ Adjustments	3.8	1.2	(0.5)	1.3	(0.5)	—
Ordinary Recoveries	215.5	264.1	344.8	286.4	341.9	294.7

Total Federal Sources	3,302.5	3,354.3	3,584.5	3,651.1	3,866.5	4,146.0

Total Revenue	$9,546.4	$9,813.4	$10,580.5	$10,501.1	$10,991.8	$11,201.7

(1)

Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance – Summary of Budget Transactions and Borrowing Requirements”.)

On July 29, 2020, the Province released a Forecast Update. The Forecast Update shows that total revenue for the Province is forecast to be $11.1 billion for fiscal year 2020-21, $532.1 million less than the 2020–21 Budget estimate, reflecting updates as a result of the COVID-19 pandemic. The most significant declines in revenue are in corporate income tax, harmonized sales tax, motive fuel tax, and net income from the Nova Scotia Gaming Corporation. Corporate income tax revenue is forecast to be down $160.8 million from Budget estimates due to a decline in the amount of taxable income allocated to Nova Scotia based on federal government projections. Harmonized sales tax revenue is forecast to be down $234.4 million from Budget estimates, mainly attributable to lower consumer spending and reduced investment in new residential housing. Motive fuel tax revenue is forecast to be down $34.1 million from Budget estimates due to lower levels of fuel consumption as a result of COVID-19 related restrictions put in place. Net income from the Nova Scotia Gaming Corporation is forecast to be down $51.4 million from Budget estimates due the closure of Casino Nova Scotia properties in Sydney and Halifax, Nova Scotia on March 16, 2020 to contribute to the containment of COVID-19 and in adherence with public health orders.

Federal revenue sources are forecast to be up $69.0 million from Budget estimates primarily due to Federal funding for a essential workers wage program related to the COVID-19 pandemic. An agreement for Federal funding for Safe Restart has been announced, but these funds have not been included in the Forecast Update as the details were not finalized prior to the July 29, 2020 Forecast Update. This agreement will be factored into future Forecast Updates.

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2019-20 totaled $7,125.2 million (representing 64.8% of the General Revenue Fund’s revenues) and were estimated in the Budget to be $7,055.7 million for fiscal year 2020-21, representing 63.0% of the General Revenue Fund’s revenues. The largest of the Province’s own-source revenues, Personal Income Tax (“PIT”), totaled $2,890.2 million in fiscal year 2019-20 and were estimated in the Budget to increase to $2,979.6 million for 2020-21. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,936.8 million for 2019-20 and was estimated in the Budget to increase to $2,004.1 million for fiscal year 2020-21. Corporate Income Taxes (“CIT”) totaled $537.9 million in 2019-20 and was estimated in the Budget to increase to $541.9 million in 2020-21.

The Federal Government collects several taxes on behalf of the Province, including personal and corporate income taxes, and the HST.

The Province has a tax on income system for personal income tax. The Provincial tax on income is calculated on federally defined taxable income, and consists of five income tax brackets. The rate for the first bracket, on taxable income up to $29,590, is 8.79%. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The fourth bracket for income above $93,000 is 17.5% and was revised to taxable income between $93,001 and $150,000 effective for the 2010 taxation year and beyond. A fifth bracket was added in 2010 with a rate of 21% on taxable income above $150,000.

The general corporate income tax rate was 16% of the corporate taxable income allocated to Nova Scotia under a federally-defined formula set out in regulations. Effective April 1, 2020, the Province reduced the general corporate income tax rate from 16% to 14%. A small business rate of 3.0% applied to the first $500,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million. Effective April 1, 2020, the Province reduced the small business corporate income tax rate from 3.0% to 2.5%.

The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province. The provincial component of the HST is 10%, for a combined rate of 15%. The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. Zero-rated supplies are taxable at a rate of zero percent, meaning there is no HST charged on the supply of these goods and services, but the HST registrant can claim an input tax credit. Exempt supplies are goods and services that are not subject to HST, and the registrant cannot claim an input tax credit on expenses related to making exempt goods and services. The Province provides consumer rebates on the provincial component of the HST for residential energy, printed books, first time homebuyers of new residential homes, children’s clothing, children’s footwear, children’s diapers, firefighting equipment, computers for visually and mentally challenged individuals and exterior renovations to heritage properties. Rebates are also available to municipalities, universities, schools, hospitals, charities and non-profit organizations.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($2,009.0 million in 2019-20), the Canada Health Transfer (“CHT”) ($1,043.4 million in 2019-20) and the Canada Social Transfer (“CST”) ($376.9 million in 2019-20). Equalization, CHT and CST were estimated to be $2,145.9 million, $1,080.7 million, and $387.8 million respectively, for the fiscal year 2020-21 Budget Estimates.

Equalization. Equalization is an unconditional Federal Government transfer that is paid out of Federal Government revenues. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If a province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements.

The Equalization program has traditionally been renewed every five years. The 2004 renewal was never implemented because a transitional approach, referred to below as the “Interim Approach”, was agreed upon to allow the Federal Government an opportunity to develop a new framework for the program. Under the Interim Approach, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006 and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity. The Interim Approach became an on-going concern in determining Equalization payments to the Province of Nova Scotia due to the Offshore Offset Agreement (Offshore Accord).

The Offshore Accord between the Federal Government and the Province of Nova Scotia was signed in February 2005 while the “Interim Approach” in Equalization was in effect. Essentially, the Offshore Accord agreement was to protect Nova Scotia’s offshore natural resource revenues from claw backs under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resource revenues included and Equalization payments with these revenues excluded from the tax base. This arrangement was for the period 2005-2006 to 2011-2012, with the Province eligible for a second eight-year phase of the Offshore Accord which ran from 2012-2013 to 2019-20, with the Province receiving $89.5 million in 2013-2014, $64.5 million in 2014-2015, $36.8 million in 2015-2016, $33.3 million in 2016-2017, $20.0 million in 2017-18, $18.1 million in 2018-19, and $8.2 million in 2019-20. Offshore Accord Payments in 2020-21 were estimated in the Budget to be $86.0 million. While the second eight-year phase of the Offshore Accord ended on March 31, 2020, the Federal government extended the agreement by three years to fully protect the Province from claw backs in Equalization related to an offshore royalty arbitration settlement.

The Federal Budget in 2007 adopted an approach recommended by an Expert Panel on Equalization, comparing the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. Under the implementation of the Expert Panel on Equalization, Nova Scotia was provided with an option to use the “Interim Approach” in Equalization, which included the benefits of the Offshore Accord Agreements. The Province was permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the “Interim Approach” would no longer be an option. In October 2007, the Province and the Federal Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enabled the Province to opt into the Expert Panel approach commencing in 2008-2009 and provides a “Cumulative Best-of Guarantee” to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (now referred to as the Interim Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments and Offshore Offset payments under the Expert Panel approach is less than the cumulative total of Equalization payments and Offshore Offset payments calculated under the Interim Approach formula, the Federal Government will make a payment representing the difference to the Province.

The Cumulative Best-of Guarantee ended on March 31, 2020. Since 2008-09, the Province has received $790.6 million in payments under this arrangement. In 2019-20, the Cumulative Best-of Guarantee had an adverse impact of $6.2 million on Equalization payments to the Province.

CHT and CST. The CHT and the CST are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, childcare, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.

The CHT and CST programs were renewed by the Federal Government in 2014-2015 for a 10-year period. For the first three years, a 6.0% annual escalator mechanism was in place for the CHT. Commencing in 2017-18, the CHT was legislated to grow by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0%. In 2020-21 the three-year average growth rate of national nominal Gross Domestic Product is 3.71%, which will be the growth rate for CHT in that year The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $41.9 billion for CHT and $15.0 billion for CST for 2020-21.

Stabilization. The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Prior Years’ Adjustment (PYA). The Federal Government periodically refines and adjusts prior years’ estimates of CHT and CST based upon revised population estimates. HST and income tax payment forecasts for open taxation years are revised when actual data for the taxation years are received by the Province. PYA from both Federal and Provincial sources were a negative $64.6 million in 2015-2016, a negative $4.6 million in 2016-2017, a positive $230.3 million in 2017-18, a positive $2.3 million in 2018-19, and a positive $148.1 million in 2019-20.

Program Expenditures / Expenses

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2016, 2016, 2018, 2019 and 2020 and the Budget Estimate for the fiscal year ending March 31, 2021.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND (1)

	Fiscal Year Ending March 31
	2016	2017	2018	2019	2020	Budget 2021
	(in millions)
Department Expenses
Agriculture	$60.9	$45.4	$52.8	$59.2	$52.2	$42.1
Business	113.7	131.7	366.8	149.4	204.4	149.0
Communities, Culture and Heritage	77.7	97.9	98.4	91.8	103.8	96.9
Community Services	921.3	932.7	957.8	936.8	999.1	1,002.2
Education and Early Childhood Development	1,240.7	1,274.1	1,327.9	1,407.1	1,440.6	1,479.3
Energy & Mines	—	—	52.5	46.6	34.2	63.5
Energy	30.0	36.7	—	—	—	—
Environment	24.8	36.4	36.3	38.0	41.0	42.5
Finance and Treasury Board	20.7	26.9	21.0	23.0	122.1	24.3
Fisheries & Aquaculture	9.9	12.3	14.7	20.9	21.5	17.8
Health & Wellness	4,090.6	4,104.6	4,278.4	4,413.9	4,682.6	4,822.6
Internal Services	144.2	186.1	188.6	—	—	—
Internal Services & Service Nova Scotia	—	—	—	285.7	299.3	299.2
Justice	326.5	329.6	340.6	355.3	366.1	374.2
Labor & Advanced Education	358.2	381.6	377.8	368.6	401.8	400.6
Assistance to Universities	374.7	461.4	475.9	430.2	448.0	433.4
Lands & Forestry	—	—	77.7	125.4	79.7	78.2
Municipal Affairs & Housing	158.8	198.4	284.4	267.4	357.0	308.5
Natural Resources	82.0	79.6	—	—	—	—
Public Service	191.2	198.8	208.0	126.1	130.7	136.4
Seniors	1.5	1.5	2.2	2.6	2.7	2.7
Transportation & Infrastructure Renewal	502.9	522.3	558.7	551.9	595.7	535.8
Restructuring Costs(2)	98.6	53.6	81.7	122.5	170.7	341.0

Total Department Expenses	8,829.0	9,111.8	9,802.3	9,822.4	10,553.3	10,650.3

Tax Credits and Rebates	120.6	133.7	115.1	124.5	64.4	131.5
Pension Valuation Adjustment	141.8	17.2	57.3	54.1	50.4	75.8
Debt Servicing Costs	854.0	837.0	836.9	865.3	827.3	758.4

Total Expenses	$9,945.4	$10,099.7	$10,811.6	$10,866.3	$11,495.4	$11,616.0

(1)

Expenses by department and debt servicing costs are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”

(2)

Includes retroactive wage payments due to subsequent wage negotiations, provides for the current and prior year’s costs expended on corporate initiatives – costs that are not incurred at the discretion of a department, and would not normally be part of a department’s operations and/or may not be directly attributable to any one department.

Departmental expenses, consisting of program expenses and the amortization of tangible capital assets, were $10,553.3 million for fiscal year 2019-20 and were estimated in the February 26, 2020, Budget to be $10,650.3 million for fiscal year 2020-21. In the Forecast Update to the Budget, released on July 29, 2020, departmental expenses were revised upward by $492 million to $11,142.2 million, primarily as a result of increased expenses related to the Province’s COVID-19 response efforts.

Health, Education, and Community Services

Health and Wellness and education (including Assistance to Universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $4,682.6 million and $1,888.6 million, respectively, for the fiscal year ended March 31, 2020, and were estimated in the February 26, 2020, Budget to be $4,822.6 million and $1,912.7 million, respectively, for the fiscal year 2020-21. In the Forecast Update to the Budget, the Health and Wellness expenses were revised upward to $5,197.0 million, an increase of $374.3 million based on increased expenses related to the Province’s COVID-19 response efforts. Similarly, the Education expenses were forecasted to increase by $62.5 million from Budget estimate as a result of the Province’s COVID-19 response efforts.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.

Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the General Revenue Fund totaled $999.1 million for the fiscal year ending March 31, 2020, and are estimated to be $1,002.2 million for the fiscal year 2020-21.

Business

The Department of Business provides strategic direction and leadership to all Nova Scotia government departments, crown corporations and agencies to achieve alignment on strategy and operations for business and social enterprise growth. Tourism activities are mandated to Tourism Nova Scotia with the Department of Business assuming responsibility for the agency. Expenses from the General Revenue Fund under the Department of Business totaled $204.4 million in the fiscal year ending March 31, 2020, and were estimated in the budget estimates to decrease to $149.0 million in fiscal year 2020-21. In the Forecast Update to the Budget, the Department of Business expenses were revised upward to $194.3 million, an increase of $45.3 million primarily based on increased grants to support businesses in Nova Scotia as a result of COVID-19.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Fisheries & Aquaculture, Energy & Mines, and Lands & Forestry). Expenses from the General Revenue Fund in these areas totaled $187.6 million for the fiscal year ending March 31, 2020, and are estimated to be $201.6 million in fiscal year 2020-21.

Service Nova Scotia and Internal Services

The Department of Service Nova Scotia and Internal Services provides common services and supports to government departments and other public organizations. These include financial transactions, audit operations, information and communications technology, procurement, government wide corporate supports, as well as assistance in administering the Freedom of Information and Protection of Privacy Act and the Records Act. Expenses from the General Revenue Fund under Service Nova Scotia and Internal Services totaled $299.3 million in the fiscal year ending March 31, 2020, and are estimated to decrease slightly to $299.2 million in fiscal year 2020-21.

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Expenses from the General Revenue Fund under Public Service totaled $130.7 million in the fiscal year ending March 31, 2020 and are estimated to increase to $136.4 million in fiscal year 2020-21.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $366.1 million in the fiscal year ending March 31, 2020 and are estimated to be $374.2 million in fiscal year 2020-21.

Transportation and Infrastructure Renewal

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people, with the associated dispersal of knowledge. Transportation and Infrastructure Renewal expenses from the General Revenue Fund are estimated to decrease from $595.7 million in the fiscal year ending March 31, 2020 to $535.8 million in fiscal year 2020-21.

Municipal Affairs

The Department of Municipal Affairs and Housing expenses in the fiscal year ending March 31, 2020 were $357.0 million and are estimated to be $308.5 million in the fiscal year 2020-21. The decrease in expenses of $48.5 million is primarily due to the one-time increase in payment for the Federal Gas Tax transfer to municipalities which occurred in fiscal 2019-20.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2020
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Nova Scotia Farm Loan Board	$176.1	$16.4	$159.6
Student Loans, direct lending	234.9	95.6	139.3
Fisheries Loan Board	196.1	2.6	193.5
Halifax Dartmouth Bridge Commission	156.0	—	156.0
Harbourside Commercial Park Inc.	1.1	—	1.1
Housing Nova Scotia	514.1	4.9	509.2
Nova Scotia Business Incorporated	22.3	11.1	11.2
Nova Scotia Innovation Corporation	3.1	0.8	2.3
Nova Scotia Jobs Fund	409.3	104.5	304.8
Nova Scotia Municipal Finance Corporation	770.2	—	770.2
Miscellaneous	1.7	1.6	0.1

	$2,484.9	$237.4	$2,247.4

Investments of the General Revenue Fund
Art Gallery of Nova Scotia	$4.0	$—	$4.0
Gambling Awareness Foundation	4.2	—	4.2
Nova Scotia Business Incorporated	19.4	19.0	0.4
Nova Scotia Community College	38.7	—	38.7
Nova Scotia Health Authority	49.3	—	49.3
Nova Scotia Innovation Corporation	46.8	—	46.8
Nova Scotia Jobs Fund	3.3	1.3	2.0
Nova Scotia School Insurance Program	8.3	—	8.3
Perennia Food and Agriculture Inc	6.3	—	6.3
Public Archives of Nova Scotia	2.2	—	2.2
Resource Recovery Fund Board Inc	4.0	—	4.0

	$186.5	$20.3	$166.2

Total Loan and Investments	$2,671.4	$257.7	$2,413.6

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2016 through to March 31, 2020, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND(1)

	2016	2017	2018	2019	2020
	(millions $)
General Revenue Fund Funded Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund (2)(3)	$1,079.4	$1,079.4	$1,079.4	$1,052.3	$978.3
Other	14,619.9	14,407.4	14,794.9	14,911.9	14,442.1

	15,699.3	15,486.8	15,874.3	15,964.2	15,420.5

Capital Leases	165.0	134.3	216.6	180.7	154.5
Other Long-term Indebtedness	77.9	18.4	13.6	10.4	6.1

Total General Revenue Fund Funded Debt	$15,942.1	$15,639.4	$16,104.5	$16,155.3	$15,581.0

Less: Sinking Fund and Public Debt Management Fund (3)(4)	2,595.8	2,712.5	2,835.4	2,768.0	2,024.1

Net Funded Debt (5)	$13,346.4	$12,926.9	$13,269.1	$13,387.3	$13,556.9

Per Capita ($) (6)	$14,251.3	$13,711.2	$13,966.0	$13,968.4	$13,980.5
As a Percentage of:
Household Income (6)	33.4%	32.1%	31.7%	30.8%	30.3%
Gross Domestic Product at Market Prices (6)	32.8%	31.1%	30.6%	29.8%	29.1%

(1)	As of December 9, 2020, there were debt retirements of $980 million, and a debt issuance of $1,650 million in 2020-21.
(2)

Debentures held by the Canada Pension Plan Fund are payable 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(3)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of the currency-swap contracts.
(4)	At March 31, 2020, the Public Debt Management Fund held $930.1 million that is available to repay or retire debentures of the Province at the discretion of the Minister of Finance and Treasury Board.
(5)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.
(6)

Population at July 1 for the previous calendar year. Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the General Revenue Fund are Nova Scotia Power Finance Inc., the Housing Nova Scotia, and the Nova Scotia Municipal Finance Corporation. As at March 31, 2020, total funded debt of the Consolidated Entity was $16.3 billion.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from fixed interest rates to floating interest rates.

The Department of Finance and Treasury Board credit policy states that it executes derivative transactions only with counterparties that have a minimum credit rating of “A” with a stable outlook as determined by major credit rating agencies.

As at March 31, 2020, the Province had outstanding 37 interest rate swap contracts to convert certain interest payments from a fixed to floating basis. These swaps have terms remaining of 0.2 to 14.6 years, a notional principal value of $1.1 billion and a mark-to-market value of minus $20.0 million. (Mark-to-Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2020.)

The Province has also executed foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market of these swap contracts are as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal	Mark-to-Market
		(thousands)		(thousands Canadian $)	(millions Canadian $)
SWAPS:
May 1, 2021	US$	300,000	CDN$	312,002	101.6
April 1, 2022	US$	300,000	CDN$	379,517	48.9
July 30, 2022	US$	300,000	CDN$	329,310	82.9

Total:	US$	$900,000	CDN$	$1,020,829	$233.4

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2020, from the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above. At March 31, 2020, all debt denominated in currencies other than Canadian dollars had been swapped to Canadian dollars.

SCHEDULE OF DEBT MATURITIES, CAPITAL LEASE PRINCIPAL PAYMENTS

AND RELATED SINKING FUND BALANCES FOR THE GENERAL REVENUE FUND

Period Ending	Total Debt in
March 31	Canadian	Sinking Fund &
	Dollars (1)	PDMF
	(in millions)
Public Debt Management Fund		$930.1

2021	1,083.5	—
2022	1,715.8	470.8
2023	1,734.2	623.2
2024	336.4	—
2025	859.2	—

2021-2025	5,729.2	1,094.0

2026-2030	1,520.6	—
2031-2035	1,524.1	—
2036-2040	1,580.5	—
2041-2045	2,206.7	—
2046-2050	325.0	—
2051-2063	2,688.8	—

Sub-total:	$15,575.0	$1,094.0.

Total:		$2,024.1

(1)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2020.

The Province makes sinking fund installments on four debentures that contain sinking fund bond covenants. The last of those debentures matures on July 30, 2022. On these sinking fund issues, annual sinking fund installments are required to be either the minimum of 0.75 per cent or 1 per cent of the par value of each original issue, or in the case where the existing sinking fund plus interest and reinvested interest to be earned thereon, together with the sinking fund contribution to be paid into the sinking fund and reinvested interest to be earned thereon, would be in excess of the principal amount of the debenture outstanding at maturity, the amount to be paid by the Province on such payment date may be reduced by the amount of such excess. Sinking funds required by bond covenant are treated as restricted assets and are used solely for the retirement of specific debt issues. During the fiscal year 2019-20, a $17.9 million contribution was made to the sinking fund, total earnings of the sinking fund and Public Debt Management Fund were $93.7 million, and redemptions out of the sinking fund were $855.4 million.

Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2020, ranged from 1.5% to 9.6%, for Canadian funds, and from 8.25% to 9.125%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking fund and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at the rate associated with the swap contract.

At March 31, 2020, the Province held $280.7 million in carrying value of its own debentures (carrying value of $464.5 million at March 31, 2019) in sinking funds as investments. Of the $2,024.1 million the Province held in financial assets for debt retirement at March 31, 2020, $930.1 million is held in the Public Debt Management Fund, and $1,094.0 million in mandatory sinking funds. Total market value of both funds was $2,149.9 million at March 31, 2020.

The following table sets forth the sinking funds, by currency, of funded debt of the Province for the General Revenue Fund (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2020, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.

PROVINCIAL RESTRICTED SINKING FUNDS FOR THE GENERAL REVENUE FUND

As at March 31, 2020
(in millions)
For Issues Payable in:
Canadian Dollars	$180.0
United States Dollars (1)	914.0

$1,094.0

(1)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2020.

Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2020, the Province estimates debt refinancing requirements (net principal repayments, capital lease payments and sinking fund contributions) for the Consolidated Entity to be $1,102.2 million for the fiscal year 2020-21, $1,219.2 for the fiscal year 2021-2022, $1,038.2 million for the fiscal year 2022-2023, $348.5 million for the fiscal year 2023-2024, and $871.7 million for the fiscal year 2024-2025.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2016, 2017, 2018, 2019 and 2020, adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2016	2017	2018	2019	2020
	(Millions $)
Bank Advances and Short-term Borrowings	$576.2	$1,171.0	$978.2	$1,078.2	$1,275.8
Accounts Payable & Accrued Liabilities	1,937.2	2,064.1	2,098.0	1,831.4	1,653.4
Accrued Interest	216.8	215.0	214.9	219.8	191.8

	$2,730.2	$3,450.1	$3,291.1	$3,129.4	$3,121.0

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and loans receivable) for the Consolidated Entity at March 31, 2020 totaled $4,534.0 million.

There is a significant accrued liability by the Province for the environmental liability at Boat Harbour in Pictou County. As at March 31, 2020, a liability of $260.1 million (2019 – $230.0 million) has been recognized for the remediation of effluent on site. At this stage in the process, the Province continues to test and refine its current remediation strategy, and as a result there is still significant measurement uncertainty related to this estimate.

Guaranteed Debt

The Province provides the guarantee of repayment on certain payment obligations to third parties. The majority of guarantees are related to social housing and economic development initiatives. The following table sets forth the guaranteed debt of the Consolidated Entity, excluding MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation, for the fiscal years 2016, 2017, 2018, 2019 and 2020. All guaranteed debt is denominated in Canadian dollars except for a US $5 million guarantee, authorized but not utilized at March 31, 2020, by the Department of Transportation and Infrastructure Renewal.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2016	2017	2018	2019	2020
	(Millions $)
Total Guaranteed Debt	$118.3	$205.4	$162.1	$94.1	$70.6

Deduct:
Provision for Guarantee Payout	(5.8)	(114.0)	(89.0)	(31.3)	(13.6)

Net Guarantees not Reflected in Statements	$112.5	$91.4	$72.9	$62.7	$56.9

The table for guaranteed debt for the Consolidated Entity does not include the $626.6 million of gross debt, as at March 31, 2020, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased by assets held in trust by the Nova Scotia Power Finance Corporation.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CPA of Canada, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 5 to Public Accounts for the fiscal year 2019-20, Volume 1, filed on September 3, 2020, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2019. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Public Service Superannuation Plan (“PSSP”) is governed by its own pension legislation, the Public Service Superannuation Act, which was extensively updated in April 2012. The PSSP transitioned to a joint governance structure on April 1, 2013. Prior to that date the Minister of Finance and Treasury Board was sole trustee. The trustee of the Public Service Superannuation Plan is the Public Service Superannuation Plan Trustee Inc (“PSSPTI”). At the direction of, and under the oversight of the trustee, the Nova Scotia Pension Services Corporation administers the PSSP.

Due to the 2012 legislative changes, the Province no longer has legal liability for the PSSP as of April 1, 2013, and therefore no longer carries an asset or liability associated with the PSSP on its financial statements. The Province’s pension expenses for the PSSP are now limited to contributions paid to the PSSP as an employer, which are equal to the employee contributions. The contribution rate is set by PSSPTI pursuant to the funding policy and is set for a five-year cycle. The 2020 Funded-Health Review was based on the Plan’s funded status as at December 31, 2019, which was 98.5%. As a result of the Plan’s funded status being below 100%, indexing is mandated to be zero for the next 5-year cycle (starting January 1, 2021 and ending December 31, 2025). Under the legislative funding policy, when the funded status is below 100% on a stipulated valuation date there can be no indexing paid during the following 5-year cycle. As the Plan’s funded status was above 96% but below 100%, it was required that PSSPTI consider whether to adjust contribution rates. Upon its analysis and with advice provided by the Plan’s actuary, PSSPTI determined that no change in contribution rates is warranted at this time. The employer contributions to the PSSP in 2019-20 were $107.4 million.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance & Treasury Board was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance & Treasury Board as trustee.

On June 12, 2014, the Government of Nova Scotia and the Nova Scotia Teachers Union agreed to changes to the Teachers’ Pension Plan. The contribution rate increased by three percentage points and the disability pension provisions moved from the pension plan to the teachers’ long-term disability insurance plan. The contribution rate increase was spread over three years, with the first one percentage point increase beginning August 1, 2014.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from the Fund. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, hedge funds and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was KPMG. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2019.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE

TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2015	2016	2017	2018	2019
	(in millions)
Opening Balance	$4,729.0	$4,740.5	$4,900.2	$5,111.1	$4,937.9

Add:
Employee Contributions	83.7	92.4	98.6	102.8	105.3
Employer Contributions	96.6	101.9	112.7	118.2	128.4
Income Earned and change in Market
Value of Investments	237.0	376.7	412.8	24.8	614.2
Transfers from other pension plans	1.1	1.0	2.4	3.3	3.6

	418.4	571.9	626.4	249.1	851.4

	5,147.4	5,312.4	5,526.7	5,360.2	5,789.3

Deduct:
Pensions Paid	381.6	387.0	392.5	398.7	406.7
Refunds & Transfers Out	3.9	3.5	1.4	2.0	3.4
Operating Expenses	21.5	21.7	21.7	21.6	21.5

	406.9	412.2	415.6	422.3	431.6

Closing Balance	$4,740.5	$4,900.2	$5,111.1	$4,937.9	$5,357.7

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited as at December 31, 2019. The major economic and demographic assumption used in the December 31, 2019 valuation remained unchanged from those used in the December 31, 2018 valuation. The assumption for promotional salary increases continues to range from 0.00% to 3.25%. The net of expenses discount rate (total rate of return on assets) in the December 31, 2019 was 5.70%, down from the previous discount rate of 6.05% used in 2018. The assumed retirement age remained unchanged from a 50% probability of active members who achieve eligibility for an unreduced pension under the rule of 85 prior to age 62 retiring when they first become eligible and the remainder of active members and all inactive members retiring at the earliest of; (i) age 65 with 2 years of services, (ii) 35 years of service, and (iii) age 62 with 10 years of service. The mortality table also remained unchanged from the 2014 Public Sector Mortality Table projected generationally with CPM Improvement Scale B. The actuarial valuation indicated that at December 31, 2019, the Teachers’ Fund had actuarial liabilities with a present value of $6,855.4 million, and assets of $5,357.7 million, resulting in an unfunded liability of $1,497.7 million and a funded ratio of 78.2%.

The benefit of any actuarial surpluses or the responsibility for any actuarial deficits are shared equally by the Province and the beneficiaries of the Fund.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective February 28, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. Three pension plans are covered by the Fund.

•

United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•

Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•

Canadian Union of Public Employees’ Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

There are no active pension plan members in the Sydney Steel Corporation Superannuation plan. As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees’ Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. All benefit payments and administration expenses are funded by the Minister of Finance and Treasury Board through special payments to the Fund from the Province’s General Revenue Fund. The Province has provided the following payments in recent years: $15.0 million in 2015-2016, $14.0 million in 2016-2017, and $13.1 million in 2018-19, $12.3 million in 2019-20, and $11.6 million in 2019-2020.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Mercer as at September 30, 2017 and extrapolated to March 31, 2020. The major economic and demographic assumptions used in an extrapolation to March 31, 2020 included a discount rate of 3.24%, an inflation rate of 2.0% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations performed on September 30, 2017 and extrapolated to March 31, 2020 indicate the plans had a combined unfunded pension liability of $131.4 million, allocated as follows: United Steelworkers of America Pension Plan had $93.7 million, Salaried Pension Plan had $36.1 million, and Canadian Union of Public Employees’ Pension Plan had $1.4 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden for which the Province is responsible consists of the funded debt and guaranteed debt of the Consolidated Entity. Debt of the Consolidated Entity includes debt borrowed by the Province, the proceeds of which are lent to municipalities through the Municipal Finance Corporation (“MFC”) and the Halifax-Dartmouth Bridge Commission. This debt does not include the debt of municipalities that is either borrowed from the Federal Government or third-party sources. Borrowings by municipalities from the Federal Government or third-party sources are not material. By law, municipalities may only incur debt with financial institutions on a short-term basis until long-term financing is arranged with the MFC. Also, Debt of the Consolidated Entity does not include debt of Government Business Enterprises totaling $86.6 million, which is deemed to be self-supporting. For further information regarding the Government Business Enterprises, see Schedule 6 to the Public Accounts for the fiscal year 2019-20, Volume 1, filed on September 3, 2020, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2019.

The following table sets forth the Consolidated Entity outstanding and guaranteed funded debt for the five fiscal years ended March 31, 2020.

CONSOLIDATED ENTITY FUNDED DEBT (1)

	2016	2017	2018	2019	2020
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (2)	$15,942.1	$15,639.4	$16,104.4	$16,155.3	$15,581.0
Miscellaneous Debt(3)	10.1	10.0	11.7	7.8	7.2
Debt of the Consolidated Entity	15,952.2	15,649.4	16,116.1	16,163.1	15,588.2

Guarantees of the Consolidated Entity:
Industrial Development and Other	61.8	50.3	49.1	48.6	49.1
Federal Loans	—	107.3	77.6	19.6	2.0
Mortgages(4)	56.5	47.8	35.4	25.9	19.5

Total Guaranteed Debt	118.3	205.4	162.1	94.1	70.6

Total Consolidated Entity Funded Debt & Guaranteed Debt	16,070.5	15,854.8	16,278.3	16,257.2	15,658.8

Deduct Sinking Funds and Debt Management Fund	2,595.8	2,712.5	2,835.4	2,768.0	2,024.1

Net Funded Debt & Guaranteed Debt of the Consolidated Entity	$13,474.8	$13,142.3	$13,442.96	$13,489.3	$13,634.7

Per Capita ($) (5)	$14,388.4	$13,969.7	$14,148.9	$14,074.8	$14,060.8
As a Percentage of:
Household Income (5)	33.7%	32.7%	32.2%	31.1%	30.5%
Gross Domestic Product at Market Prices (5)	33.1%	31.6%	31.0%	30.1%	29.3%

(1)

Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in currency-swap contracts. This measure of debt does not include the debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.
(3)

Miscellaneous debt does not include debt of Housing Nova Scotia ($119.0 million at March 31, 2020), a Provincial crown corporation, which debt is secured by mortgages held by the Corporation, or NS Power Finance Corporation ($626.6 million at March 31, 2020), as this debt is fully defeased.

(4)	The Province guarantees certain debt of industrial development agencies, and mortgages of Housing Nova Scotia.
(5)	Population as of July 1 of the preceding calendar year, Household Income and Gross Domestic Product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed Debt”. The Province prepares Consolidated Financial Statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental cleanup, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations.

The Sydney Tar Ponds was a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2020, $63.5 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for long-term maintenance and monitoring of the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”) acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. The MFC also has two loans to provincial health authorities. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies. At March 31, 2020, the outstanding borrowings by municipalities ($509.0 million), municipal enterprises ($261.2 million) and health authorities ($2.6 million) from the MFC stood at $772.8 million.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor Nova Scotia Power Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify Nova Scotia Power Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2015 through 2019.

Daily Rates	2015	2016	2017	2018	2019
High	1.3965	1.4559	1.3743	1.3642	1.3600
Low	1.1749	1.2536	1.2128	1.2288	1.2988
Close	1.3840	1.3427	1.2545	1.3642	1.2990
Average	1.2787	1.3245	1.2986	1.2957	1.3269
Source: Bank of Canada

On March 31, 2020, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.4187.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

		U.S.	Pound
Noon Rate	at March 31	Dollar	Sterling
	2015	1.2683	1.8834
	2016	1.2971	1.8652
	2017	1.3310	1.6650
	2018	1.2894	1.8106
	2019	1.3363	1.7418
	2020	1.4187	—

OFFICIAL STATEMENTS

The Minister of Finance and Treasury Board or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2020

Public Debt Management Fund	$930,056,212
Canada Pension Plan Fund (A)

Series		Date Of Issue	Maturity Date	Amount Outstanding (in thousands)		Coupon Rate	Canadian Dollars	Sinking Fund (B)
C38		02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000	—
C39		01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000	—
C40	(C)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000	—
C41		02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000	—
C42		03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000	—
C43		02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000	—
C44		03-Mar-08	03-Mar-38	81,516,000	CAD	4.850	81,516,000	—
C45		01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000	—
C46		01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000	—
C47		01-Aug-10	01-Aug-40	46,648,000	CAD	4.720	46,648,000	—
C48		04-July-11	04-July-41	78,408,000	CAD	4.290	78,408,000	—
C49		03-July-12	03-July-42	55,808,000	CAD	3.440	55,808,000	—

				$978,328,000			$978,328,000	$—

TABLE 1 – STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2020

Medium-Term Promissory Notes

Series		Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars	Sinking Fund (B)
P103	(C)	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000	—
P112		20-Jan-12	02-Jun-62	1,488,800,000	CAD	3.500	1,488,800,000	—
P118		06-Feb-15	01-Jun-22	200,000,000	CAD	1.600	200,000,000	—
P119		15-Jun-15	15-Jun-20	980,000,000	CAD	CDOR FRN	980,000,000	—
P121		9-Nov-17	9-Nov-22	720,000,000	CAD	CDOR FRN	720,000,000	—
P122		9-Nov-17	9-Nov-24	767,500,000	CAD	CDOR FRN	767,500,000	—
P123		15-Feb-19	15-Feb-24	240,000,000	CAD	CDOR FRN	240,000,000	—

P124		19-Feb-19	19-Aug-22	100,000,000	CAD	CORRA-FRN	100,000,000	—

				$4,696,300,000			$4,696,300,000	$—

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2020

Payable in Canadian Dollars

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Rate	Canadian Dollars	Sinking Fund in Canadian Dollars (B)
9K	30-Jan-92	30-Jan-22	$200,000,000	CAD	9.600	$200,000,000	$179,994,948
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	12-Sep-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B7	03-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	25-Jan-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
D3	14-Dec-09	01-Jun-41	950,000,000	CAD	4.700	950,000,000
D5	08-Mar-11	01-Jun-21	900,000,000	CAD	4.100	900,000,000
D6	01-Jun-11	01-Jun-42	1,050,000,000	CAD	4.400	1,050,000,000
D7	27-Oct-14	01-Jun-45	325,000,000	CAD	3.450	325,000,000
D8	06-Feb-15	01-Jun-25	300,000,000	CAD	2.150	300,000,000
D9	06-Oct-16	01-June-27	650,000,000	CAD	2.100	650,000,000
E1	22-Jan-19	01-Dec-51	1,200,000,000	CAD	3.150	1,200,000,000
E2	6-Feb-20	01-Sep-30	600,000,000	CAD	2.000	600,000,000

Total Payable in Canadian dollars			$8,725,000,000			$8,725,000,000	$179,994,948

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2020

Payable in United States Dollars

Series		Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Fund in Canadian Dollars (B)
9J	(D)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	290,801,977
9L	(D)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	334,479,273
9M	(D)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,309,999	288,766,212

				$900,000,000			$1,020,828,894	$914,047,462

Adjustments relating to swap agreements				($900,000,000)			($1,020,828,894)

Total Payable in USD after swaps:				—			—	—
LONG TERM TOTAL							$15,420,456,894	$2,024,098,621

(A)

Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)

For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.

(C)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2020.
(D)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian denominated debt.